

December 6, 2012

Via E-mail
Peter E. Kalan
Chief Executive Officer
CSG Systems International, Inc.
9555 Maroon Circle
Englewood, Colorado 80112

> **Re: CSG Systems International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 15, 2012**
> **File No. 0-27512**

Dear Mr. Kalan:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. You disclose on page 15 of your Form 10-K that certain of your foreign subsidiaries have had business dealings with entities in jurisdictions subject to OFAC-administered sanctions. You disclose on page 15 and elsewhere in the filing, and on pages 27 and 31 of your Form 10-Q for the quarterly period ended September 30, 2012, that on February 27, 2012 you received an administrative subpoena from OFAC regarding possible transactions "with or to a jurisdiction subject to various restrictions and/or prohibitions." You do not identify the jurisdictions to which you refer. You also disclose on pages 27 and 31of the Form 10-Q that on July 13, 2012 and October 5, 2012, respectively, you submitted to OFAC a voluntary disclosure and a final report "relating to certain business dealings in another sanctioned/embargoed country." You do not identify the country to which you refer.

Cuba, Iran, Sudan, and Syria are designated as state sponsors of terrorism by the State Department, and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure about contacts with those countries. Please describe to us the nature, duration, and extent of your past, current, and anticipated contacts with Cuba, Iran, Sudan, and/or Syria, if any, whether through direct or indirect arrangements. Your response should describe any products, equipment, components, technologies, software, information, and/or services that you have provided or intend to provide into Cuba, Iran, Sudan, and/or Syria, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the governments of those countries or entities they control.

2. Please discuss for us the materiality of any contacts with Cuba, Iran, Sudan, and/or Syria you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan, or Syria.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Barbara Jacobs
        Assistant Director
        Division of Corporation Finance